CENTRAL JAPAN RAILWAY COMPANY

JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395


07027717

October 24, 2007


RECEIVED
2007
160
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed document as identified in Exhibit A attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

dlw 11/6

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 河田仁

Name: Masashi Kawada
Title: Manager
Stock Section
Administration Department

Enclosure

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(1)(iii)

A. Documents for Which an English Version is Readily Available

None.

B. Japanese Language Documents for Which an English Version is Not Readily Available

1. Brief announcement of financial results and the reference materials attached thereto

Brief announcement of consolidated financial statements, dated July 27, 2007, for the quarter ended June 30, 2007 which contain an outline of the financial results of the said quarter, together with the attached materials (an extracted English translation titled "Summary of Financial Report for the Three Months Ended June 30, 2007 (Unaudited)" is attached as Attachment 1)



July 27, 2007

Summary of Financial Report for the Three Months Ended June 30, 2007 (Unaudited)

English translation from the original Japanese-language document

Company name	Central Japan Railway Company
Stock Exchange Listings	Tokyo, Osaka and Nagoya
Code Number	9022
URL	http://www.jr-central.co.jp
Representative	Masayuki Matsumoto, President and Representative Director
Contact Person	Katsumi Miyazawa, Director and General Manager of the Public Relations Department (Tel +81-52-564-2549)

1. Results for the three months ended June 30, 2007

(1) Consolidated financial results (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Operating revenues		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2008 1st Quarter	377,410	4.3	130,089	5.6	96,135	11.9	56,353	11.8
Fiscal 2007 1st Quarter	361,800	△ 0.4	123,221	2.6	85,874	7.9	50,411	7.7
Fiscal 2007	1,491,269		402,487		236,654		137,144	

	Earnings per share - basic	Earnings per share - diluted
	Yen	Yen
Fiscal 2008 1st Quarter	28,606.51	-
Fiscal 2007 1st Quarter	25,257.92	-
Fiscal 2007	69,407.69	-

Note Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding three-month period of the previous year.

(2) Consolidated financial position (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Total assets	Equity	Net worth ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2008 1st Quarter	5,143,047	855,207	16.3	426,527.91
Fiscal 2007 1st Quarter	5,156,210	718,747	13.7	357,431.34
Fiscal 2007	5,164,581	804,412	15.3	400,896.57

(3) Consolidated cash flows (Figures less than one million yen have been rounded down.)

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at the end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal 2008 1st Quarter	91,967	△ 50,841	△ 19,841	58,067
Fiscal 2007 1st Quarter	86,251	△ 43,102	△ 142,565	73,307
Fiscal 2007	427,062	△ 218,395	△ 345,430	36,783

2. Consolidated forecast for Fiscal 2008 (Year ending March 31, 2008)

	Operating revenues		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2008 semi-annual	734,000	0.1	226,000	4.8	156,000	10.7	91,000	9.2
Fiscal 2008	1,494,000	0.2	376,000	△ 6.6	228,000	△ 3.7	133,000	△ 3.0

	Earnings per share - basic
	Yen
Fiscal 2008 semi-annual	46,194.04
Fiscal 2008	67,514.37

Note Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

3.Others

(1)Changes in organization of significant consolidated subsidiaries: none

(2)Whether the simplified method is adopted for the accounting procedure or not: not adopted

(3)Change in the accounting method from the most recent consolidated fiscal year: none

Note The above forward-looking statements in this report are based on estimates, assumptions that reflect information available as of the day of release of this report. The accuracy of forecasts above, therefore, is inherently uncertain because it is affected by future economic trends and environment.

CONSOLIDATED BALANCE SHEETS (unaudited)

(Figures less than one million yen have been rounded down)

	Millions of yen			
	As of March 31, 2007	As of June 30, 2007	Increase (decrease)	(Reference) As of June 30, 2006
ASSETS				
Current assets:				
Cash and time deposit	32,921	54,785	21,863	71,488
Trade notes receivables	24,822	21,652	△ 3,170	18,632
Railway fares receivables	34,278	29,599	△ 4,679	13,182
Other current assets	81,543	65,965	△ 15,577	58,879
Total current assets	173,565	172,002	△ 1,562	162,183
Fixed assets:				
Property and equipment	4,696,012	4,676,079	△ 19,932	4,732,305
Intangible fixed assets	11,741	11,283	△ 457	13,355
Investments and other assets	283,262	283,681	418	248,365
Total fixed assets	4,991,015	4,971,044	△ 19,970	4,994,026
Total assets	5,164,581	5,143,047	△ 21,533	5,156,210
LIABILITIES				
Current liabilities:				
Trade notes payables	60,792	38,903	△ 21,888	34,402
Short-term bond	44,999	-	△ 44,999	-
Current portion of long-term debt	113,382	123,061	9,678	117,168
Current portion of long-term payables	116,697	116,697	-	186,336
Other current liabilities	322,479	279,501	△ 42,978	268,280
Total current liabilities	658,351	558,164	△ 100,187	606,187
Long-term liabilities:				
Bonds	564,952	604,941	39,989	495,000
Long-term debt	616,185	597,428	△ 18,756	648,405
Long-term payables	2,087,373	2,087,373	-	2,269,879
Other long-term liabilities	433,306	439,932	6,625	417,989
Total long-term liabilities	3,701,817	3,729,675	27,858	3,831,274
Total liabilities	4,360,169	4,287,840	△ 72,328	4,437,462
Equity				
Shareholders' equity				
Common stock	112,000	112,000	-	112,000
Capital surplus	53,588	53,588	-	53,500
Retained earnings	905,776	954,241	48,465	825,943
Treasury stock	△ 309,151	△ 309,151	-	△ 309,943
Total shareholders' equity	762,213	810,679	48,465	681,499
Valuation and translation adjustments				
Unrealized gain on available-for-sale securities	27,532	29,560	2,027	22,388
Total valuation and translation adjustments	27,532	29,560	2,027	22,388
Minority interests	14,665	14,967	302	14,859
Total equity	804,412	855,207	50,794	718,747
Total liabilities and equity	5,164,581	5,143,047	△ 21,533	5,156,210

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Figures less than one million yen have been rounded down)

	Millions of yen			
	For the three months ended June 30, 2006	For the three months ended June 30, 2007	Increase (decrease)	(Reference) For the Year ended March 31, 2007
Operating revenues	361,800	377,410	15,609	1,491,269
Operating expenses:	238,578	247,320	8,742	1,088,782
Transportation, other services and cost of sales	198,630	205,564	6,933	922,109
Selling, general and administrative expenses	39,948	41,756	1,808	166,672
Operating income	123,221	130,089	6,867	402,487
Nonoperating revenues:	1,166	1,514	348	9,979
Interest and dividend income	495	843	348	874
Other	670	671	0	9,104
Nonoperating expenses:	38,513	35,468	△ 3,044	175,812
Interest expense	6,668	7,333	664	28,867
Interest on long-term payables	31,163	27,825	△ 3,338	121,525
Other	681	310	△ 371	25,419
Ordinary income	85,874	96,135	10,261	236,654
Extraordinary gains:	541	1,950	1,408	19,173
Contributions for the construction of railway facilities received	392	1,769	1,377	15,017
Other	149	180	31	4,155
Extraordinary losses:	1,157	2,339	1,182	22,786
Advanced depreciation for construction grants	308	1,767	1,459	16,772
Other	849	571	△ 277	6,013
Income before income taxes and minority interests	85,259	95,746	10,487	233,040
Income taxes-current	24,437	31,270	6,833	97,823
Income taxes-deferred	10,029	7,808	△ 2,221	△ 3,344
Minority interests in earnings of consolidated subsidiaries	380	313	△ 66	1,417
Net income	50,411	56,353	5,941	137,144

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

(Figures less than one million yen have been rounded down)

	Millions of yen			
	For the three months ended June 30, 2006	For the three months ended June 30, 2007	Increase (decrease)	(Reference) For the Year ended March 31, 2007
Operating activities				
Income before income taxes and minority interests	85,259	95,746	10,487	233,040
Depreciation and amortization	52,693	53,397	704	215,225
Interest and dividend income	△ 495	△ 843	△ 348	△ 874
Interest expense	37,831	35,158	△ 2,673	150,393
Decrease (Increase) in trade receivables	7,212	7,849	637	△ 19,733
Increase (Decrease) in trade payables	△ 15,388	△ 21,888	△ 6,499	10,810
Increase (Decrease) in payables	△ 20,112	△ 32,840	△ 12,728	9,779
Other-net	4,738	6,978	2,239	89,365
Sub-total	151,738	143,557	△ 8,180	688,007
Interest and dividend received	521	869	348	899
Interest paid	△ 3,572	△ 2,687	884	△ 150,785
Income taxes-paid	△ 62,435	△ 49,772	12,663	△ 111,059
Net cash provided by operating activities	86,251	91,967	5,715	427,062
Investing activities				
Purchases of property and equipment and intangible fixed assets	△ 47,828	△ 61,901	△ 14,073	△ 203,558
Other-net	4,726	11,059	6,333	△ 14,837
Net cash used in investing activities	△ 43,102	△ 50,841	△ 7,739	△ 218,395
Financing activities				
Increase in short-term bond	-	△ 44,999	△ 44,999	44,999
Proceeds from long-term debt	180,000	39,988	△ 140,012	321,851
Repayments of long-term debt and long-term payables	△ 8,802	△ 9,078	△ 276	△ 369,077
Repurchase of treasury stock	△ 308,988	-	308,988	△ 308,988
Other-net	△ 4,775	△ 5,752	△ 976	△ 34,214
Net cash used in financing activities	△ 142,565	△ 19,841	122,724	△ 345,430
Net increase (decrease) in cash and cash equivalents	△ 99,416	21,284	120,700	△ 136,763
Cash and cash equivalents, beginning of the period	172,723	36,783	△ 135,939	172,723
Cash and cash equivalents increased by merger of a consolidated subsidiary with an unconsolidated subsidiary	-	-	-	824
Cash and cash equivalents, end of the period	73,307	58,067	△ 15,239	36,783

SEGMENT INFORMATION

Industrial Segment Information

Fiscal 2007 1st Quarter (For the three months ended June 30, 2006)

(Figures less than one million yen have been rounded down)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	294,435	45,563	9,348	12,452	361,800	—	361,800
Inter company	2,870	3,231	4,870	12,362	23,334	(23,334)	—
Total	297,305	48,794	14,219	24,814	385,134	(23,334)	361,800
Operating expenses	179,508	46,887	10,575	25,032	262,003	(23,425)	238,578
Operating income (loss)	117,797	1,906	3,644	△ 217	123,130	91	123,221

Fiscal 2008 1st Quarter (For the three months ended June 30, 2007)

(Figures less than one million yen have been rounded down)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	305,873	47,818	9,584	14,133	377,410	—	377,410
Inter company	3,448	2,058	4,950	12,165	22,622	(22,622)	—
Total	309,322	49,876	14,534	26,298	400,032	(22,622)	377,410
Operating expenses	183,886	47,855	11,240	26,821	269,803	(22,482)	247,320
Operating income (loss)	125,436	2,021	3,293	△ 522	130,229	(139)	130,089

(Reference) Fiscal 2007 (For the year ended March 31, 2007)

(Figures less than one million yen have been rounded down)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	1,200,353	187,197	41,895	61,823	1,491,269	—	1,491,269
Inter company	11,714	8,643	20,703	97,670	138,732	(138,732)	—
Total	1,212,067	195,840	62,599	159,494	1,630,002	(138,732)	1,491,269
Operating expenses	834,527	188,278	48,857	155,294	1,226,957	(138,175)	1,088,782
Operating income	377,539	7,562	13,741	4,200	403,044	(556)	402,487

Reference Material

Summary of the Results of Operations for the Period from April 1 to June 30, 2007
(Consolidated)

July 27, 2007
Central Japan Railway Company

1. Summary of Operating Results

- The ongoing measures taken by the Company to reinforce competitive power of the Tokaido Shinkansen, such as enhancement of the convenience of "*Nozomi*" services, and the good economic climate have led to a higher passenger volume for the Tokaido Shinkansen and a significant increase in transportation revenues, which brought about an increase in both revenues and income.

(1) Operating revenues (377.4 billion yen; a 15.6 billion yen or 4.3% increase year-over-year)

- The Company's non-consolidated transportation revenues increased 4.0% (11.3 billion yen) to 293.1 billon yen.
  - As for the Tokaido Shinkansen, the Company took further measures to reinforce competitive power of the Shinkansen, including making the operation of trains more flexible and efforts to induce an increase in passengers utilizing the "Express Reservation" system. As a result, passengers passenger volume (passenger-kilometers) increased 4.4% and transportation revenues increased 4.2% (10.6 billion yen) to 266.7 billion yen. In addition, the Company steadily proceeded with the various preparations for July 1 commencement of operation of the Series N700, the core vehicle for reinforcement of competitive power in the future.
  - As for the conventional lines, as a result of the Company's efforts to provide services utilizing the transportation infrastructure improved by creation and introduction of the Series 313 and the timetable revisions of last year, there was an increase in passengers, primarily passengers of the local trains in Nagoya and Shizuoka. As a result, passenger volume (passenger-kilometers) increased 2.2% year-over-year and transportation revenue also increased 2.6% (0.6 billion yen) to 26.3 billion yen.
- As for business other than the railway business, the commercial facilities of the "NAGOYA CENTRALGARDEN", which was redeveloped from the sites previously used for company housing, opened in April, and the distribution business, including JR Nagoya Takashimaya and the refurbished station buildings in Kyoto and Hamamatsu, remained in high demand.

(2) Operating expenses (247.3 billion yen; an 8.7 billion yen or 3.7% increase year-over-year)

- Operating expenses recorded a year-over-year increase, due to an increase in expenses related to purchases of goods by the Company's subsidiaries.

(3) Operating income (130.0 billion yen; a 6.8 billion yen or 5.6% increase year-over-year)

(4) Nonoperating revenues (expenses) (-33.9 billion yen; a 3.3 billion yen improvement year-over-year)

- Interest expense decreased 2.6 billion yen due to a decline in the average interest rate of long-term liabilities.

(5) Ordinary income (96.1 billion yen; a 10.2 billion yen or 11.9% increase year-over-year)

(6) Extraordinary losses (-0.3 billion yen; a 0.2 billion yen increase year-over-year)

(7) Net income for the quarter (56.3 billion yen; a 5.9 billion yen or 11.8% increase year-over-year)

2. Forecast of Results of Operations for the Fiscal Year Ending March 31, 2008

The forecast of results of operations for the first half of the fiscal year and for the full fiscal year remained unchanged from the figures announced in April.

Summary of Non-consolidated Quarterly Balance Sheet (Unit: Millions of yen)

Classifications	Previous Fiscal Year (As of March 31, 2007)	At the End of This Quarter (As of June 30, 2007)	Increase / (Decrease)	(Reference) At the End of the Same Quarter of the Previous Fiscal Year (As of June 30, 2006)
(ASSETS)				
Current Assets	136,640	134,480	(2,160)	127,835
Fixed Assets	4,866,859	4,852,801	(14,057)	4,874,863
Total Assets	5,003,499	4,987,281	(16,218)	5,002,698
(LIABILITIES)				
Current Liabilities	654,845	557,973	(96,871)	610,373
Long-term Liabilities	3,586,273	3,616,462	30,189	3,710,168
Total Liabilities	4,241,118	4,174,436	(66,682)	4,320,541
(EQUITY)				
Common Stock	112,000	112,000	-	112,000
Capital Surplus	53,586	53,586	-	53,500
Retained Earnings	877,712	926,162	48,450	803,526
Treasury Stock	(308,168)	(308,168)	-	(308,988)
Total Shareholders' Equity	735,130	783,580	48,450	660,038
Unrealized Gain on Available-for-sale Securities	27,251	29,265	2,013	22,118
Total Valuation and Translation Adjustments	27,251	29,265	2,013	22,118
Total Equity	762,381	812,845	50,464	682,156
Total Liabilities and Equity	5,003,499	4,987,281	(16,218)	5,002,698

Summary of Non-consolidated Quarterly Statement of Income and Retained Earnings (Unit: Millions of yen)

Classifications	The Same Quarter of the Previous Fiscal Year (from April 1, 2006 to June 30, 2006)	This Quarter (from April 1, 2007 to June 30, 2007)	Increase / (Decrease)	(Reference) Previous Fiscal Year (from April 1, 2006 to March 31, 2007)
Operating Revenues	297,351	309,452	12,101	1,212,314
Operating Expenses	178,465	183,200	4,734	831,491
Operating Income	118,885	126,252	7,366	380,823
Nonoperating Revenues	976	1,594	618	9,351
Nonoperating Expenses	37,949	35,031	(2,917)	173,444
Ordinary Income	81,912	92,815	10,902	216,730
Extraordinary Gains	488	2,597	2,109	19,104
Extraordinary Losses	351	1,768	1,416	17,868
Income before Income Taxes	82,049	93,645	11,595	217,966
Income Taxes - Current	23,173	29,906	6,733	90,801
Income Taxes - Deferred	9,820	7,400	(2,419)	(2,976)
Net Income	49,056	56,338	7,281	130,141

Forecasted Results of Operations (Non-Consolidated) for Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

	Operating revenues		Operating income		Ordinary income		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	yen
First Half of Fiscal Year	603,000	(0.0)	219,000	5.9	150,000	13.2	90,000	13.6	45,638.32
Full Fiscal Year	1,216,000	0.3	357,000	(6.3)	211,000	(2.6)	127,000	(2.4)	64,400.74

(Note) Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

Note concerning the forward-looking statements

The actual results of operations may differ from the estimated results of operations depending on future economic conditions and certain other factors. The above forecasts for the non-consolidated fiscal year ending March 31, 2008, are unchanged from the figures announced at the profit announcement for the year ended March 31, 2007.

Comparison of Passenger-kilometers and Transportation Revenues

(Unit: Millions of passenger-kilometers, Billions of yen)

				Accumulated from April 1 to June 30, 2006	Accumulated from April 1 to June 30, 2007	Year-Over-Year (%)
Passenger-kilometers	Shinkansen		Commuter	326	338	103.8
			Others	10,675	11,143	104.4
			Subtotal	11,001	11,482	104.4
	Conventional Lines		Commuter	1,415	1,434	101.3
			Others	910	943	103.7
			Subtotal	2,325	2,377	102.2
	Subtotal		Commuter	1,741	1,772	101.8
			Others	11,585	12,087	104.3
			Subtotal	13,327	13,859	104.0
Transportation Revenues	Passenger Fares	Shinkansen	Commuter	3.8	3.9	103.8
			Others	252.2	262.7	104.2
			Subtotal	256.0	266.7	104.2
		Conventional Lines	Commuter	8.5	8.6	101.7
			Others	17.1	17.6	103.1
			Subtotal	25.6	26.3	102.6
		Subtotal	Commuter	12.3	12.6	102.3
			Others	269.3	280.4	104.1
			Subtotal	281.7	293.0	104.0
	Parcel Fare			0.0	0.0	88.5
	Total			281.7	293.1	104.0

(Notes) 1. Passenger-kilometers and transportation revenues of the Company are shown on non-consolidated basis.

2. Any fraction, less than one unit, in passenger-kilometers, is rounded to the nearest unit.

3. Any fraction, less than one unit, in transportation revenues is disregarded.

END